UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 28, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Precision BioSciences, Inc.

File No. 333-230034 - CF#36835

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Precision BioSciences, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 1, 2019, as amended.

Based on representations by Precision BioSciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through March 12, 2029
Exhibit 10.2	through October 19, 2028
Exhibit 10.3	through October 19, 2028
Exhibit 10.4	through March 12, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary